Exhibit 10.15

Loan Agreement1 Modifications Term Sheet2

Set forth below are the revised terms (the “Term Sheet”) of the Loan Agreement the members of the ad hoc committee of lenders party to the Loan Agreement (the “Lenders”) have indicated they will require in order to support and consent to the proposed restructuring of Primus Telecommunications Group, Incorporated (“Parent” or the “Company”), Primus Telecommunications Holding, Inc. (“Holding”), Primus Telecommunications International, Inc (“PTII”) and Primus Telecommunications IHC, Inc. (“IHC”).

Waiver:	Pursuant to the Joint Plan of Reorganization of Parent, Holding, PTII and IHC (the “Plan”), the Loan Agreement shall be amended to waive all defaults arising out of the bankruptcy proceedings (the “Proceedings”) of Parent, Holding, PTII, IHC and any of their subsidiaries.

Guarantors:

Will remain as Parent, Primus Telecommunications, Inc., PTII, Trescom International, Inc., Rockwell Communications Corporation, Least Cost Routing, Inc., Trescom U.S.A., Inc., iPRIMUS USA, Inc., iPRIMUS.com, Inc. and IHC.

Parent and the Borrower will provide a representation that (a) there are no domestic subsidiaries of the Company that are not Guarantors that account for, in the aggregate, 5% or more of consolidated assets or consolidated revenue of the Company and (b) there are no Unrestricted Subsidiaries at the date of the amendment. The Loan Agreement shall be amended to prohibit designation of any Subsidiaries as Unrestricted Subsidiaries, provided however, that the Company may designate Subsidiaries as Unrestricted Subsidiaries in connection with refinancing the Loans in their entirety.

[1]

Term Loan Agreement, dated as of February 18, 2005, as amended on March 18, 2005 and February 5, 2007, among Primus Telecommunications Group, Incorporated, as Parent, Primus Telecommunications Holding, Inc., as Borrower, Lehman Brothers Inc., as Arranger, and Lehman Commercial Paper Inc., as Syndication Agent and Administrative Agent. Capitalized terms not defined herein shall have the meaning ascribed to them pursuant to the Loan Agreement.

[2]	Intentionally left blank.

Interest Rate:

Beginning on the date of substantial consummation of the Plan (the “Effective Date”), the Interest Rate shall be either (to be selected at the Company’s option with notification to the Lenders at least 30 days prior to each interest payment date) (i) LIBOR plus 900 bps with a LIBOR floor of 3% in cash, or (ii) LIBOR plus 700 bps with a LIBOR floor of 3% in cash plus 400 bps in PIK.

Subject to obtaining requisite authority from the Bankruptcy Court[3] and until the Effective Date, the Borrower or a Guarantor will continue to make interest payments in accordance with the Loan Agreement at the interest rate currently applicable under the Loan Agreement.

Amortization:	The amortization schedule set forth in Section 2.3 of the Loan Agreement will be amended as follows:

Installment	Principal Amount
March 31, 2009	$250,000
June 30, 2009	$250,000
September 30, 2009	$925,000
December 31, 2009	$925,000
March 31, 2010	$1,400,000
June 30, 2010	$1,400,000
September 30, 2010	$1,400,000
December 31, 2010	$1,400,000
February 18, 2011	Remaining outstanding principal balance (including all capitalized PIK interest, if any).

Subject to obtaining requisite authority from the Bankruptcy Court[4] and until the Effective Date the Borrower or a Guarantor will continue to make a minimum payment of $250,000 on each date set forth above in accordance with the terms of the existing Loan Agreement.

[3]

The Lenders’ forbearance during the Proceedings will be conditioned on there being no objections made with respect to any such relief by the holders of the (i) Second Lien Debt (as defined herein), (ii) 8% Senior Notes issued by Holding, or (iii) 5% Exchangeable Senior Notes issued by Holding, or their respective indenture trustees.

[4]

The Lenders’ forbearance during the Proceedings will be conditioned on there being no objections made with respect to any such relief by the holders of the (i) Second Lien Debt, (ii) 8% Senior Notes issued by Holding, or (iii) 5% Exchangeable Senior Notes issued by Holding, or their respective indenture trustees.

Consent Fee:	None.

Administrative Agent:	No later than the Effective Date, Lehman Commercial Paper Inc. (“LCPI”) shall be replaced as Administrative Agent with a replacement agent reasonably acceptable to the Company and the Lenders. Promptly upon the Term Sheet Agreement Date (as defined below), the Company will negotiate and finalize the terms of a release with LCPI and its affiliates relating to LCPI’s role as administrative agent, to be effective no later than the Effective Date, reasonably consistent with similar releases that other borrowers have provided LCPI and its affiliates in connection with replacing LCPI as administrative agent, but shall reserve the Company’s and affiliates’ claims relating to hedging transactions (the “Release”). The Release shall be effective upon the execution of the amendment to the Loan Agreement or such earlier date as may be agreed by the Company, LCPI and the Lenders.

Collateral:	Same collateral basket as under the Loan Agreement. Account control agreements for all of Borrower’s and Guarantors’ securities accounts and deposit accounts (other than (i) deposit accounts and securities accounts holding cash and investment property in an aggregate amount, for all such accounts taken together, not exceeding $500,000, and (ii) the BofA Account referenced below) are to be delivered to the Lenders no later than the Effective Date.

Liens/Security Interest:	First priority liens in all of the Collateral, except for Permitted Liens.

Covenants:

•        Section 6.2(a) - Limitation on Indebtedness: Delete all debt incurrence tests in Sections 6.2(a)(i), (ii) and (iii).

•        Section 6.2(b) will be modified so that the only debt permitted is (1) existing and outstanding debt on the Term Sheet Agreement Date, (2) debt incurred in connection with refinancing the Loans in whole but not in part (including the current amount of the Loans plus customary and reasonable fees associated with the refinancing or refinancing of the Loans), (3) an aggregate of $50 million of Indebtedness pursuant to 6.2(b)(ii) at any time outstanding (of which approximately $40 million is currently outstanding), (4) intercompany indebtedness pursuant to 6.2(b)(iii), (5) refinancing indebtedness pursuant to 6.2(b)(iv), (6)

permitted indebtedness (e.g. hedges) pursuant to 6.2(b)(v), (7) additional guarantees of the Loans pursuant to 6.2(b)(viii), (8) temporary overdrafts pursuant to 6.2(b)(x), (9) plus an additional unsecured debt basket of up to an aggregate dollar cap of $7.5 million. No other Indebtedness shall be permitted to be incurred by the Loan Parties, except for additional debt arising from (1) the use of PIK and/or (2) acquisitions which would be limited to 2.5 times annual trailing twelve month (“TTM”) Adjusted EBITDA acquired (as calculated by the Company and such adjustments shall be subject to agreed upon procedures performed by the Company’s independent accountants) and as long as such debt is either (a) subordinated to the Loans and the Second Lien Debt (as defined below) in right of payment and rights in the Collateral, with maturity after the 91st day after maturity of the Loans, (b) debt of the acquisition entity that is non-recourse as to Parent or any Restricted Subsidiary other than the Restricted Subsidiary incurring the subject Indebtedness; provided, however, that non-recourse debt issued by any Restricted Subsidiary pursuant to clause (b) shall not exceed $52.5 million in the aggregate, or (c) additional Second Lien Debt so long as such Second Lien Debt is subordinated in right of payment to the Loans, or any combination of (a), (b) and (c) above, and, in each case, the acquired assets (other than assets of Foreign Subsidiaries) are part of the Collateral securing the Loans in which the Lenders have a first priority security interest and with respect to acquisitions involving a Foreign Subsidiary the Loans would be secured by a pledge of 65% of the stock of such entity or parent entity; provided further that, in each such case, the purchase price of any acquisition of assets of a Foreign Subsidiary is funded from Indebtedness permitted to be incurred pursuant to the debt covenant and, as necessary, from one or more of the following sources: (i) Parent equity issued to the seller; (ii) cash from issuance of Parent equity; and (iii) cash acquired in the acquisition.

•        Section 6.2(d) - Limitation on Indebtedness: to be modified such that all Guarantees, other than Guarantees made by Parent or a Restricted Subsidiary for the benefit of the Lenders under the Loan Documents, will be counted against the Limitation on

Indebtedness covenant, and shall only be permitted to the extent of availability under the Limitation on Indebtedness covenant; provided however, that for such purposes such Guarantees and the related debt are not both counted.

•        Section 6.3(iii) - Restricted Payments Covenant to be modified to make clear that any voluntary or optional principal payment, or voluntary or optional redemption, repurchase, defeasance, or other acquisition or retirement for value of any debt, including but not limited to any of the 14 1/4% Senior Secured Notes issued by IHC (the “Second Lien Debt”), other than Indebtedness representing the Loans and Indebtedness pursuant to Section 6.2(b)(ii), will be a “Restricted Payment”; provided that “Restricted Payments” shall not include (a) any repayment, repurchase or retirement of any indebtedness in connection with any refinancing permitted by Section 6.2(b)(iv) (as amended as provided herein) or (b) any repurchase of Indebtedness with equity proceeds or Asset Sale proceeds not otherwise required to be applied in prepayment of the Loans. Except as otherwise set forth in this Term Sheet, the Restricted Payments covenant to be modified in its entirety to contain only customary restrictions for bank credit agreements of this type in the current market, and for the avoidance of doubt, among other items, the modifications shall include, (i) the deletion of incurrence test and the building basket concept, (ii) the deletions of clauses (b), (d), (g), (i), (k), (l) and (m) in the second paragraph of Section 6.3 and (iii) the only catch-all basket shall be a general basket limited to a cap of $1 million.

•        Section 6.7 - Limitation on Liens covenant to be modified to delete incurrence test and expressly prohibit any Liens other than Permitted Liens.

•        Section 6.12 - Restriction on Certain Purchases of Indebtedness: to be modified to preclude Parent, Borrower and each Restricted Subsidiary from repaying, prepaying or purchasing debt, excluding debt incurred under 6.2(b)(ii); provided that the $1 million Restricted Payments basket may be used to repay, prepay or purchase other debt including Second Lien Debt if no Default or Event of Default has occurred or results therefrom and if all scheduled amortization payments and other payments on the

Loans have been made; provided, further that repurchases of Second Lien Debt and the Loans can be made in exchange for or out of the cash proceeds (including cash of any business acquired in exchange for qualified equity interest) from the sale of qualified equity interests or Asset Sales, to the extent such proceeds are not required to be used to prepay the Loans pursuant to the mandatory prepayment provisions. Carve-out in covenant to be deleted.

•        Section 6 - Negative Covenants: the following financial covenants to be added: Minimum Adjusted EBITDA,[5] Maximum Debt and Maximum Capex covenants, with the Minimum Adjusted EBITDA covenant being calculated beginning September 30, 2009 based on the trailing 4 quarters and the Maximum Capex covenant being calculated annually effective December 31, 2009. For the periods ended September 30, 2009 and December 31, 2009, calculations will be made using constant currency rates as follows: Can$ - 0.80; Aust. $ - 0.65; Euro – 1.275 and British Pound – 1.40. Currency rates in effect on December 31, 2009 and June 30, 2010 will be used for purposes of calculating compliance for quarters ended during the next succeeding 6 months periods, but such currency rates will not be used retroactively for any periods prior to such date. Minimum Adjusted EBITDA shall be $50 million, calculated quarterly based upon the prior four quarters effective September 30, 2009. Failure to meet the Minimum Adjusted EBITDA covenant will not be an Event of Default but rather result in a financial penalty of $250,000 per quarter in incremental amortization plus a 50 basis point increase in the interest rate during the quarters of non-compliance, provided however that if the Adjusted EBITDA is below $42 million it will constitute an Event of Default. The minimum Adjusted EBITDA will be adjusted for divestitures and acquisitions based upon adjustments calculated by the Company and such adjustments shall be subject to agreed upon procedures performed by the Company’s independent accountants. Maximum Debt shall be $270 million plus additional debt accrued from (1) the use of PIK and/or (2) acquisitions which would be limited to 2.5 times annual TTM Adjusted EBITDA

[5]	Adjusted EBITDA is consistent with the definition used by the Company in past earnings releases with the addition of reorganization costs, calculated quarterly based upon the last four quarters.

acquired (as calculated by the Company and such adjustments shall be subject to agreed upon procedures performed by the Company’s independent accountants) and as long as such debt is either (a) subordinated to the Loans and the Second Lien Debt in right of payment and rights in the Collateral, with maturity after the 91st day after maturity of the Loans, (b) debt of the acquisition entity that is non-recourse as to Parent or any Restricted Subsidiary other than the Restricted Subsidiary incurring the subject Indebtedness; provided however, that non-recourse debt issued by any Restricted Subsidiary pursuant to clause (b) shall not exceed $52.5 million in the aggregate, or (c) additional Second Lien Debt so long as such Second Lien Debt is subordinated in right of payment to the Loans, or any combination of (a), (b) and (c) above, and, in each case, the acquired assets (other than assets of Foreign Subsidiaries) are part of the Collateral securing the Loans in which the Lenders have a first priority security interest and with respect to acquisitions involving a Foreign Subsidiary the Loans would be secured by a pledge of 65% of the stock of such entity or parent entity; provided further that, in each such case, the purchase price of any acquisition of assets of a Foreign Subsidiary is funded from Indebtedness permitted to be incurred pursuant to the debt covenant and, as necessary, from one or more of the following sources: (i) Parent equity issued to the seller; (ii) cash from issuance of Parent equity; and (iii) cash acquired in the acquisition.

•        The Maximum Debt covenant will be required to be maintained at all times as of the Effective Date; provided, that Indebtedness incurred solely to refinance other Indebtedness shall not be counted in determining compliance with such covenant as long as such Indebtedness is so applied within a reasonable period of time after being incurred. Maximum Capex shall be $18 million in 2009 and $23 million in 2010, calculated annually effective December 31, 2009, and subject to adjustment for divestitures and acquisitions based upon adjustments calculated by the Company and such adjustments shall be subject to agreed upon procedures performed by the Company’s independent accountants.

•        Section 6.14(c) - Restriction on Deposit Accounts and Securities Accounts:

carve-out for a specific account

at BofA (the “BofA Account”) that can hold up to $10 million without being subject to account control agreement reduced to $5 million.

•        Section 5.1 - Financial Statements: add delivery of monthly financial statements to required financial information deliveries, to be provided to any Lender that requests such monthly information.

Mandatory Prepayments:	Section 2.7 - Mandatory Prepayments: to be revised to include mandatory prepayments from (1) 25% of proceeds of equity issuance (including 25% of the cash of any business acquired in exchange for equity), (2) proceeds from debt incurrence (other than debt permitted under Limitation on Indebtedness covenant), and (3) 80% of net cash proceeds from any Asset Sale or insurance recoveries not otherwise reinvested in long-term property or assets of a nature or type that are used in a business (or in a company having property and assets of a nature or type, or engaged in a business) similar or related to the nature or type of the property and assets of, or the business of, the Borrower and its Restricted Subsidiaries existing on the date of such reinvestment within 180 days or committed to be reinvested provided that a certificate signed by a senior officer of the Company shall be delivered within 10 days after the expiration of such 180-day period certifying that such proceeds have been so reinvested or a binding commitment has been entered into with respect to such reinvestment.

Repurchase of Term Loans; Successors and Assigns:	Sections 2.13 and 9.6 to be modified to make clear that the Parent or any of its affiliates may purchase up to $5 million principal amount of the Loans annually, at less than par, so long as otherwise permitted under the Loan Agreement without triggering any pro rata provisions, provided that any purchase in excess of $5 million principal amount on an annual basis is made by way of an offer made available to all holders of the Loans on a pro rata basis. Any such Loans purchased shall be immediately cancelled and under no circumstances may Parent or any of its affiliates vote any rights or obligations with respect to the Loans.

Expenses:	All reasonable out of pocket fees and expenses of the Lenders’ professionals (legal, financial, etc.).

Intercreditor Agreement:	Modifications to the Indenture governing the Second Lien Debt and the Intercreditor Agreement to make the Second Lien Debt subordinated in right of payment to the Loans on terms customary for bank debt and second lien debt in the current market in addition to being subordinated on rights against the common Collateral.

Forbearance Agreement/Amendment of Loan Agreement	The parties will sign an agreement to which the definitive final version of this Term Sheet shall be attached (the date of such agreement being the “Term Sheet Agreement Date”) and which will provide for the Plan to include the amendment to the Term Loan on the Effective Date on the terms and conditions contained in this Term Sheet.

Conditions Precedent

As a condition precedent to closing of the amendment to the Loan Agreement, the Company shall procure that the following conditions have been satisfied:

Execution of the release of LCPI as Administrative Agent, to be effective no later than the Effective Date and execution and delivery of documentation appointing the replacement administrative agent;

Bringdown of the representations and warranties contained in the Loan Agreement (other than the representations relating to No Default (3.7) and Solvency (3.20)). The representations and warranties shall be true and correct in all material respects on the date of the bring down, as though made on and as of such date (except to the extent they relate to an earlier date);

With respect to the representations and warranties contained in Section 3.8 of the Loan Agreement, Parent and the Borrower shall represent to the Lenders that all of the real property owned by Parent or its Restricted Subsidiaries is owned free and clear of any Liens, other than those Permitted Liens identified on a schedule to the definitive amendment agreement;

With respect to the representations and warranties contained in Section 3.19 of the Loan Agreement, Parent and the Borrower shall represent to the Lenders that the Lenders have a perfected first priority security interest in all of the Collateral other than with respect to the Permitted Liens set forth on a schedule to the definitive amendment agreement;

The definitive amendment agreement will contain schedules listing all of the account control agreements and related information for all securities accounts and deposit accounts of the Borrower and the Guarantors, other than the BofA Account;

Delivery of an accounting of the Borrower’s and Guarantors’ intercompany receivables and payables;

Delivery of account control agreements for all of the Borrower’s and Guarantors’ securities accounts and deposit accounts (other than (i) deposit accounts and securities accounts holding cash and investment property in an aggregate amount not exceeding $500,000, and (ii) the BofA Account); and

Delivery of a certificate, signed by the chief executive officer of the Company, confirming that the information provided in the Schedules to the Loan Agreement (including any Schedules to the amendment) are accurate and complete, and (a) all the consents, authorizations, licenses and approvals required in the consummation of the Plan and the execution, delivery and performance by the Company and the validity against the Company of the amendment and the Loan Documents have been obtained and remain in full force and effect; or (b) no such consents, authorizations, licenses and approvals are required.